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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 9, 2003

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands

(Exact name of registrant and address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

        If "Yes" is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

—
Early redemption of bonds by KPN, dated October 9, 2003.

Press Release
Early redemption of bonds by KPN	Date October 09, 2003 Number 054pe

        KPN announces the early redemption of EURO 666.7 mln of bonds between September 12 and October 7, 2003, divided over the following bonds:

Convertible bond 2000 – 2005	: EURO 135.4 mln
Global bond 2000 – 2005	: EURO 80.5 mln
Eurobond 1996 – 2006	: EURO 124.3 mln
Eurobond 2001 – 2006	: EURO 326.5 mln
Total	: EURO 666.7 mln

        The early redemption of these bonds fits into KPN's policy to further reduce debt and maintain its prudent cash management, while considering further early redemptions if attractive.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.
Dated: October 10, 2003	By:	/s/ MICHIEL ROOVERS Michiel Roovers Legal Counsel

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SIGNATURES